Exhibit 4.38
DESCRIPTION OF COMMON STOCK

The following description set forth certain general terms of our common stock. While we believe that the following description covers the material terms of our common stock, the descriptions may not contain all of the information that is important to you. The descriptions set forth below are not complete and are subject to, and qualified in their entirety by, our Restated Certificate of Incorporation (“Charter”), our Second Amended and Restated By-laws, as amended (“By-laws”) and the General Corporation Law of the State of Delaware (“DGCL”). Copies of our Charter and By-laws are filed as exhibits to the Annual Report on Form 10-K. You are urged to read the Charter and the By-laws in their entirety.

As used in this Description of Common Stock, unless otherwise expressly stated or the context otherwise requires, the terms “Company,” “Crown Castle,” “we,” “our” and “us” refer to Crown Castle Inc. (formerly, Crown Castle International Corp.) and not to any of its subsidiaries.

Authorized Capital

Pursuant to the Charter, the Company is authorized to issue a total of 1,200,000,000 shares of common stock, with a par value of $0.01 per share (“Common Stock“). Shares of our Common Stock are listed for trading on the NYSE under the trading symbol “CCI.”

Common Stock

Voting Rights

Each share of our Common Stock is entitled to one vote. Holders of our Common Stock vote together as a single class on all matters presented for a vote of the stockholders, except as provided under the DGCL. See also “Charter and By-laws-Election and Removal of Directors” below.

Dividends and Liquidation Rights

Each share of our Common Stock is entitled to receive dividends if, as and when declared by our board of directors out of funds legally available for that purpose, subject to certain rights of holders of preferred stock. In the event of our voluntary or involuntary liquidation, dissolution or winding up, after satisfaction of amounts payable to our creditors and distribution of any preferential amounts to the holders of outstanding preferred stock, holders of our Common Stock are entitled to share ratably in the assets available for distribution to the stockholders.

Other Provisions

The holders of our Common Stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Under the DGCL, stockholders generally are not personally liable for a corporation’s acts or debts.

Charter and By-laws

Stockholders’ rights and related matters are governed by our Charter, By-laws and the DGCL. Certain provisions of our Charter and By-laws, descriptions of which are summarized or otherwise incorporated within this Description of Common Stock, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for our Common Stock. We believe that such provisions are necessary to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in our best interests and those of our stockholders.

Election and Removal of Directors

The Charter provides for the annual election of directors on our board of directors.

The Charter also provides that any director, except for directors who may be elected by the holders of any series of preferred stock, may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class. “Voting Stock” is defined in the Charter as the outstanding shares of our capital stock entitled to vote in a general vote of our stockholders as a single class with shares of our Common Stock.

No Stockholder Action by Written Consent

The Charter prohibits stockholders from taking action by written consent in lieu of an annual or special meeting, and, thus, stockholders may only take action at an annual or special meeting called in accordance with the By-laws. This provision would prevent the holders of a majority of the voting power of our capital stock entitled to vote from unilaterally using the written consent procedure to take stockholder action.

Special Meeting of Stockholders

The By-laws provide that special meetings of the stockholders may be called at any time by (a) our secretary, chief executive officer or president at the direction of our board of directors pursuant to a resolution adopted by the board of directors; (b) the chief executive officer; or (c) the secretary at the written request in proper form, made in accordance with the By-laws, of one or more stockholders of record owning at least 25% of the outstanding common stock as of the date such request is delivered to the Company.

Advance Notice Requirements for Stockholder Proposals and Director Nominations; Proxy Access

The By-laws establish advance notice and other procedural requirements for stockholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary at least 90 days but not more than 120 days prior to the first anniversary of our preceding year’s annual meeting. However, if the date of our annual meeting is more than 30 days earlier than, or more than 90 days later than, the anniversary date of our preceding year’s annual meeting, notice by a Proposing Person (as defined in the By-laws) will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting of stockholders and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice of nominations for the election of directors must set forth certain information concerning the Proposing Person giving the notice and each proposed nominee. In addition, the notice as to any other business that the Proposing Person proposes to bring before the meeting must set forth certain information regarding such other proposed business.

By requiring advance notice of nominations by Proposing Persons, these procedures afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, these procedures provide our board of directors with an opportunity to inform stockholders of any business proposed to be conducted at a meeting, together with any recommendations as to the board of directors’ position on action to be taken on such business. This should allow stockholders to better decide whether to attend a meeting or to grant a proxy for the disposition of any such business.

Our By-laws also contain a proxy access right provision to permit a stockholder, or group of up to 20 stockholders, who owns (and continues to own) 3% or more of our outstanding Common Stock and has continuously owned our Common Stock for at least three years to nominate and include in our proxy materials candidates for election as directors of the Company. Such stockholders or groups of stockholders may nominate up to the greater of two individuals or 20% of the board of directors, provided that the stockholders and the nominees satisfy the notice requirements specified in the By-laws and comply with the other procedural requirements.

Dilution

The Charter provides that our board of directors is authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders to purchase from us shares of stock or other securities of us or of any other corporation. Our board of directors is authorized to issue these rights even though the creation and issuance of these rights could have the effect of discouraging third parties from seeking, or impairing their right to seek, to:

•acquire a significant portion of our outstanding securities;
•engage in any transaction which might result in a change of control of the corporation; or
•enter into any agreement, arrangement or understanding with another party to accomplish these
•transactions or for the purpose of acquiring, holding, voting or disposing of any of our securities.

Amendments

The Charter and the By-laws provide that we may amend, alter, change or repeal any provision contained in the Charter or a preferred stock designation. However, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with certain provisions of the Charter, including the provisions discussed above relating to the issuance of stockholder rights and prohibiting stockholder action by written consent.

Unless a higher percentage is required by the Charter as to any matter which is the subject of the By-laws, the By-laws may be amended by either the holders of a majority of the voting power of the then outstanding voting stock (as such term is defined in the By-laws), voting together as a single class, or by the majority of the board, but the board may alter, amend or repeal or adopt new by-laws in conflict with certain of the By-law provisions only by a two-thirds vote of the entire board.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL which generally prohibit certain transactions between a Delaware corporation and an interested stockholder for a period of three years after the date such interested stockholder acquired its stock, unless:

•the business combination is approved by the corporation’s board of directors prior to the date the interested stockholder acquired shares;
•the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or
•the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

A business combination is defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Exclusive Forum

The By-laws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of us, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or past directors, officers or other employees to us or any of our stockholders (including any beneficial owner of our stock), (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Charter or the By-Laws and (d) any action asserting a claim governed by the internal affairs doctrine, will, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any state or federal court in the state of Delaware that has jurisdiction. The By-laws also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal courts shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended. The By-laws also provide that any person (including any entity) purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the exclusive forum provisions in the By-laws.

Limitations of Directors’ and Officers' Liability

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, except for eliminating or limiting the liability of:

•a director or officer for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•a director or officer for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•a director under Section 174 of the DGCL;
•a director or officer for any transaction from which the director or officer derived an improper personal benefit; and
•an officer in any action by or in the right of the corporation.

The Charter provides that none of our directors or officers will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by the DGCL, as currently in effect or hereafter amended.

The effect of these provisions is to eliminate our rights and the rights of our stockholders (through stockholders’ derivatives suits on behalf of us with respect to actions brought against directors) to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors or officers under federal securities laws, do not limit the ability to bring an action against an officer on behalf of us (through a stockholders’ derivative suit), and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s or officer’s breach of his duty of care.

Ownership Limitations and Transfer Restrictions

To facilitate our continued qualification as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (“Code”), the Charter contains ownership limitations and transfer restrictions on our capital stock. These ownership limitations and transfer restrictions could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our capital stock or otherwise be in the best interest of our stockholders. All certificates representing shares of capital stock bear a legend describing such ownership limitations and transfer restrictions.

In order for us to continue to satisfy the requirements for REIT qualification under the Code, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year. To satisfy these ownership requirements and other requirements for continued qualification as a REIT and to otherwise protect us from the consequences of a concentration of ownership among our stockholders, the Charter contains provisions limiting the ownership and restricting the transfer of shares of our capital stock.

The relevant section of the Charter provides that, among other things and subject to certain exceptions described below, no “Person” (as defined in the Charter) may beneficially or constructively own, or be deemed to beneficially or constructively own by virtue of the attribution provisions of the Code, more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our Common Stock (which restriction we refer to as the “common stock ownership limit”), or 9.8% in aggregate value of the outstanding shares of all classes and series of our capital stock (which restriction we refer to as the “aggregate stock ownership limit”).

The applicable constructive ownership rules under the Code are complex and may cause capital stock owned actually or constructively by a group of related individuals or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of our outstanding capital stock or less than 9.8% in value or number of our outstanding shares of Common Stock (including through the acquisition of an interest in an entity that owns, actually or constructively, our Common Stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value of our outstanding capital stock or 9.8% in value or number of our outstanding shares of Common Stock. The number and value of our outstanding shares of capital stock (or any class or series thereof) beneficially or constructively owned by any individual or entity shall be determined by our board of directors, whose determination shall be binding and conclusive.

Our board of directors, in its sole discretion, may (prospectively or retroactively) exempt a person from the aggregate stock ownership limit and common stock ownership limit described above and may establish different limits on ownership for any such person (which we refer to as an “excepted holder limit”) and may (prospectively or retroactively) increase any excepted holder limit with respect to any person. However, our board of directors may not exempt any person or increase an excepted holder limit for any person whose ownership of outstanding capital stock would violate the other provisions on transferability and ownership set forth in the Charter and described below. In order to be considered by our board of directors for an exemption from the aggregate stock ownership limit and common stock ownership limit or for an increase in an excepted holder limit, a person must make such representations and undertakings as our board of directors determines are reasonably necessary to determine that no person’s beneficial or constructive ownership of our capital stock will violate the other provisions on transferability and ownership set forth in the Charter and described below, and that such person does not and will not own, actually or constructively, an interest in a tenant of ours that would cause us to own, actually or constructively, more than a 9.9% interest in such tenant. As a condition to such exemption or such increase in an excepted holder limit, our board of directors may require an opinion of counsel or Internal Revenue Service ruling satisfactory to our board of directors and may impose such other conditions or restrictions as it deems necessary, appropriate or desirable in connection with granting such exemption or such increase in an excepted holder limit.

Our board of directors, in its sole discretion, may also increase or decrease the aggregate stock ownership limit and common stock ownership limit for all stockholders, provided that the new ownership limits would not allow five or fewer persons to beneficially own more than 49.9% of the value of our outstanding capital stock. A reduced aggregate stock ownership limit and common stock ownership limit will not apply to any person whose percentage ownership of our capital stock or our Common Stock, as applicable, is in excess of such decreased ownership limit, until such time as such person’s percentage ownership of our capital stock or our Common Stock, as applicable, equals or falls below such decreased ownership limit. However, until such time as such person’s percentage ownership of our capital stock or our Common Stock, as applicable, falls below such decreased ownership limit any further acquisition of our capital stock or our Common Stock, as applicable, will be in violation of the decreased ownership limit.

The Charter further prohibits:

•any person from beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year);
•any person from beneficially or constructively owning shares of our capital stock to the extent that such beneficial or constructive ownership would otherwise result in our failing to qualify as a REIT (including, but not limited to, beneficial ownership or constructive ownership that would result in our actually owning or constructively owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code);
•any person from beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership could result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code; and
•any person from transferring shares of our capital stock if such transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

The foregoing provisions on transferability and ownership, including the aggregate stock ownership limit and common stock ownership limit, will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate the aggregate stock ownership limit and common stock ownership limit or any of the other foregoing restrictions on transferability and ownership will be required to give written notice to us immediately (or, in the case of a proposed or attempted transaction, written notice at least 15 days prior to such transaction) and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT and to ensure compliance with the aggregate stock ownership limit and common stock ownership limit.

Pursuant to the Charter, if there is any purported transfer of our capital stock or other event or change of circumstances that, if effective, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to our capital stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event or change of circumstances that requires the transfer to the trust. We refer below to the person that would have owned the shares if they had not been transferred to the trust as the “purported transferee.” No purported transferee shall acquire any rights in such shares and any dividend or other distribution paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in the Charter, then the transfer of the excess shares will be automatically void and of no force or effect.

Shares of our capital stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price per share paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price on the day of such event and (ii) the market price of the shares on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the clauses discussed below. We may reduce the amount payable to the purported transferee by the amount of dividends or other distributions that we paid to the purported transferee prior to our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. We shall pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee and any dividends or other distributions held by the trustee shall be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity who could own the shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee before our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions held by the trustee with respect to such capital stock. In addition, if prior to our discovery that shares of our capital stock have been transferred to a trust, such shares of capital stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive as described above, such excess amount shall be paid to the trustee upon demand and immediately paid to the charitable beneficiary. The purported transferee will have no rights in the shares held by the trustee.

The trustee will be designated by us and must be unaffiliated with us and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares.

Subject to the DGCL, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust; and
•to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of our capital stock set forth in the Charter, our board of directors may take such action as it deems necessary, appropriate or desirable to refuse to give effect to or to prevent such violation, including causing us to redeem shares of our capital stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Within 30 days after the end of each taxable year, every owner of more than 5% (or such lower percentage as required by the Code or the Treasury regulations thereunder) of the outstanding shares of our capital stock must provide us written notice of the person’s name and address, the number of shares of each class and series of our capital stock that such person beneficially or constructively owns and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request in order to determine the effect, if any, of such owner’s beneficial or constructive ownership on our qualification as a REIT and to ensure compliance with the aggregate stock ownership limit and common stock ownership limit. In addition, each beneficial or constructive owner of our capital stock, and any person (including the stockholder of record) who is holding shares of our capital stock for a beneficial or constructive owner will, upon demand, be required to provide us with such information as we may request in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the aggregate stock ownership limit and common stock ownership limit.

Transfer Agent and Registrar

Computershare Inc. is the transfer agent and registrar for the Company’s Common Stock.